SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

LIBERATE TECHNOLOGIES

(Name of the Issuer)

Liberate Technologies

(Names of Filing Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

530129-10-5

(CUSIP Number of Class of Securities)

Gregory S. Wood

Executive Vice President and Chief Financial Officer
Liberate Technologies

2655 Campus Drive, Suite 250

San Mateo, California 94403

(650) 645-4000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Kenton J. King, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1100

Palo Alto, California 94301

(650) 470-4500

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee
$4,000,000	$470.80

*Calculated solely for purposes of determining the filing fee.  This amount assumes the acquisition of approximately 20,000,000 shares of common stock for $0.20 per share in cash in lieu of issuing fractional shares to holders of less than 250,000 shares of common stock after the proposed reverse/forward stock split.  The amount of the filing fee was determined by multiplying the Transaction Valuation by $117.70 per million.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Liberate Technologies, a Delaware corporation (“Liberate”) in connection with a proposed going private transaction.  At a special meeting of stockholders, Liberate’s stockholders of record will vote on approval of an amendment to Liberate’s Sixth Amended and Restated Certificate of Incorporation to effect a 1-for-250,000 reverse stock split immediately followed by a 250,000-for-1 forward stock split of Liberate’s common stock.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) concurrently with the filing of Liberate’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The information contained in the Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement.  As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.  This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. Capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Proxy Statement.  All parenthetical references under the various items in this Schedule 13E-3 are references to the corresponding items contained in Regulation M-A under the Exchange Act.

ITEM 1.  SUMMARY TERM SHEET.

The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

(a)           The name of the subject company is Liberate Technologies, a Delaware corporation.  Liberate’s principal executive offices are located at 2655 Campus Drive, Suite 250, San Mateo, California 94403 and its telephone number is (650) 645-4000.

(b)           The information set forth in the Proxy Statement under “QUESTIONS AND ANSWERS ABOUT THE REVERSE/FORWARD STOCK SPLIT AND THE SPECIAL MEETING — 20. HOW MANY SHARES WERE OUTSTANDING ON THE RECORD DATE?” is incorporated herein by reference.

(c)           The information set forth in the Proxy Statement under “SPECIAL FACTORS  — Market for Common Stock and Related Stockholder Matters” is incorporated herein by reference.

(d)           The information set forth in the Proxy Statement under “SPECIAL FACTORS  — Market for Common Stock and Related Stockholder Matters” is incorporated herein by reference.

(e)           Liberate has not made an underwritten public offering of its common stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f)            Liberate has not purchased any of its common stock during the two years preceding the date of the filing of this Schedule 13E-3.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

(a)-(c)     The information set forth in Item 2(a) above is incorporated herein by reference.  Liberate is managed by its directors and executive officers.  The directors of Liberate are David Lockwood, Charles N. Corfield, Patrick S. Jones, Dr. David C. Nagel and Robert R. Walker.  The executive officers of Liberate are David Lockwood, Philip A. Vachon, Gregory S. Wood and Patrick P. Nguyen.  The address of each director and executive officer of Liberate is c/o Liberate Technologies, 2655 Campus Drive, Suite 250, San Mateo, California 94403 and its telephone number is (650) 645-4000.  All of the directors and executive officers of Liberate are United States citizens.

David Lockwood

Chairman and Chief Executive Officer of Liberate since June 2003 and strategic advisor to Liberate from March 2003 to June 2003. Executive officer of InterTrust Technologies Corporation, a provider of digital rights management software, from September 2001 to February 2003, serving in the roles of Chief Executive Officer, President, and Executive Vice Chairman. Director of InterTrust from October 2000 to January 2003. From January 2000 to October 2001, Mr. Lockwood was the Managing Partner of Reuters

Greenhouse Fund, a venture capital firm. Mr. Lockwood currently serves on the Board of Directors of Forbes.com and is a managing member of Lockwood Capital Advisors LLC.

Charles N. Corfield

Director of Liberate since December 1998. Since August 2000, Mr. Corfield has served as Chief Executive Officer of SandCherry, Inc., a provider of telecommunications software. Mr. Corfield also serves as a director and member of the audit committee of iBasis, a provider of internet-based communication services.

Patrick S. Jones

Director of Liberate since June 2003. Since March 2001, Mr. Jones has been a private investor and a board member of several public and private companies. From June 1998 to March 2001, Mr. Jones served as Senior Vice President and Chief Financial Officer of Gemplus International S.A., a smart card device manufacturer. Mr. Jones also serves on the board of directors as chairman of the audit committee of Genesys S.A., a public company that provides conferencing services. Mr. Jones is also acting chairman of the board of directors of Lattice Semiconductor, a publicly held maker of semiconductors (programmable logic devices). Mr. Jones also serves on the boards of SmartTrust AB, a privately held provider of mobile device software and Trema N.V., a privately held provider of treasury and financial software, and Mobile 365, a privately held provider of mobile messaging services and infrastructure.

Dr. David C. Nagel

Director of Liberate since February 2000. From August 2001 to May 2005, Dr. Nagel served as President and Chief Executive Officer of PalmSource, Inc., a public company that provides operating system software platforms for mobile devices. Since May 2005, Dr. Nagel has served as an independent consultant. Before joining PalmSource, Dr. Nagel was President of AT&T Labs from April 1996 to August 2001 and Chief Technology Officer of AT&T from August 1997 to August 2001. Dr. Nagel also served as Chief Technology Officer of Concert, a joint venture between AT&T and British Telecom, from June 1999 to August 2001. Dr. Nagel also serves on the board of directors of Nuance Communications, Inc. and Tessera Technologies, Inc.

Robert R. Walker

Director of Liberate since June 2003. From March 1999 to December 2001, Mr. Walker served as Chief Financial Officer of Agilent Technologies, an electronic equipment manufacturing company. Mr. Walker is also vice-chairman, and will be chairman effective July 1, 2005, of Financial Executives International, a director of Electro Scientific Industries, Inc., a supplier of manufacturing equipment to the global electronics market, and a director of Brocade Communications Systems, Inc., a supplier of networked storage solutions.

Philip A. Vachon

President of Liberate International since April 2003. From November 2002 to April 2003, Mr. Vachon supervised Liberate’s worldwide sales organization. From January 2001 to October 2002, Mr. Vachon advised a variety of technology companies. From January 1999 to December 2000, he was Senior Vice President of Worldwide Sales for Liberate.

Gregory S. Wood

Executive Vice President and Chief Financial Officer of Liberate since June 2003. Served as a strategic advisor to Liberate from March 2003 to June 2003. Previously, he served as Chief Financial Officer of InterTrust, a provider of digital rights management software, from November 2000 to February 2003. Before joining InterTrust, Mr. Wood served as Chief Financial Officer of Network Computing Devices, a computer networking company, from August 1999 to November 2000. Mr. Wood is a certified public accountant.

Patrick P. Nguyen

Executive Vice President—Corporate Development of Liberate since June 2003. Served as a strategic advisor to Liberate from March 2003 to June 2003. Previously, he served as Executive Vice President—Corporate Development and Vice President—Global Alliances of InterTrust from July 1998 to February 2003.

During the last five years, neither Liberate nor, to its knowledge, any of its directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

ITEM 4.  TERMS OF THE TRANSACTION.

(a)     The information set forth in the Proxy Statement under  “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE REVERSE/FORWARD STOCK SPLIT AND THE SPECIAL MEETING” and “SPECIAL FACTORS” is incorporated herein by reference.

(c)     The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,” “SPECIAL FACTORS — Cash Payment In Lieu of Fractional Shares,” “— Effect of the Proposed Reverse/Forward Stock Split on Stockholders,” “— Effect of the Proposed Transaction on Option Holders,” “— Interests of Executive Officers and Directors in the Transaction,” and “— Certain Federal Income Tax Consequences” is incorporated herein by reference.

(d)     None.

(e)     None.

(f)     Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)           The information set forth in the Proxy Statement under “SPECIAL FACTORS — Past Contacts, Negotiations and Transactions — Other Transactions,” and the information set forth under “CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS” and “EXECUTIVE COMPENSATION” in Liberate’s definitive proxy statement (as previously filed with the SEC on September 13, 2004), and in Exhibits 10.79 and 10.80 to Liberate’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2004 (as previously filed with the SEC on January 10, 2005), is incorporated herein by reference.

(b)-(c)     The information set forth in the Proxy Statement under “SPECIAL FACTORS — Past Contacts, Negotiations and Transactions” is incorporated herein by reference.

(e)    The information set forth in the Proxy Statement under “SPECIAL FACTORS — Market for Common Stock and Related Stockholder Matters — Agreements Involving Liberate’s Common Stock” is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)     The information set forth in the Proxy Statement under “SPECIAL FACTORS — Conduct of Liberate’s Business After the Reverse/Forward Stock Split” is incorporated herein by reference.

(c)(1)-(8)     The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE REVERSE/FORWARD STOCK SPLIT AND THE SPECIAL MEETING,” “SPECIAL FACTORS — Background of the Reverse/Forward Stock Split Proposal,” “— Purpose of the Reverse/Forward Stock Split,” “— Effect of the Proposed Transaction on Liberate,” “— Interests of Executive Officers and Directors in the Transaction,” “— Conduct of Liberate’s Business after the Reverse/Forward Stock Split,” “— Market for Common Stock and Related Stockholder Matters,” and “— Past Contacts, Negotiations and Transactions” is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)     The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE REVERSE/FORWARD STOCK SPLIT AND THE SPECIAL MEETING,” “SPECIAL FACTORS — Background of the Reverse/Forward Stock Split Proposal,” and “— Purpose of the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)     The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE REVERSE/FORWARD STOCK SPLIT AND THE SPECIAL MEETING,” and “SPECIAL FACTORS— Background of the Reverse/Forward Stock Split Proposal,” is incorporated herein by reference.

(c)     The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE REVERSE/FORWARD STOCK SPLIT AND THE SPECIAL MEETING,” “SPECIAL FACTORS — Background of the Reverse/Forward Stock Split Proposal,” “— Purpose of the Reverse/Forward Stock Split,” and “— Recommendation of the Board; Fairness of the Transaction” is incorporated herein by reference.

(d)     The information set forth in the Proxy Statement under “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE REVERSE/FORWARD STOCK SPLIT AND THE SPECIAL MEETING,” “SPECIAL FACTORS — Effect of the Reverse/Forward Stock Split on Stockholders,” “— Effect of the Reverse/Forward Stock Split on Option Holders,” “— Interests of Executive Officers and Directors in the Transaction,” “— Effect of the Proposed Transaction on Liberate,” “— Certain Federal Income Tax Consequences,” “— Conduct of Liberate’s Business after the Reverse/Forward Stock Split,” “— Exchange of Stock Certificates” and “— Dissenters’ Rights; Escheat Laws” is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

(a)-(e)     The information set forth in the Proxy Statement under “SUMMARY TERM SHEET” and “SPECIAL FACTORS — Recommendation of the Board; Fairness of the Transaction” and “— Opinion and Report of the Financial Advisor” is incorporated herein by reference.

(f)     The information set forth in the Proxy Statement under “SPECIAL FACTORS — Past Contacts, Negotiations and Transactions” is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(b)     The information set forth in the Proxy Statement under “SPECIAL FACTORS — Recommendation of the Board; Fairness of the Transaction” and “— Opinion and Report of the Financial Advisor” is incorporated herein by reference.

(c)     The information set forth in the Proxy Statement under “SPECIAL FACTORS — Opinion and Report of the Financial Advisor” is incorporated herein by reference.

ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)-(d)     The information set forth in the Proxy Statement under “SPECIAL FACTORS — Sources of Funds” is incorporated herein by reference.

ITEM 11.   INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

(a)     The information set forth in the Proxy Statement under “SPECIAL FACTORS — Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)     The information set forth in the Proxy Statement under “SPECIAL FACTORS — Market for Common Stock and Related Stockholder Matters” is incorporated herein by reference.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

(d)-(e)     The information set forth in the Proxy Statement under “SPECIAL FACTORS — Recommendation of the Board; Fairness of the Transaction,” “— Recommendation of the Board,” and “QUESTIONS AND ANSWERS ABOUT THE REVERSE/FORWARD STOCK SPLIT AND THE SPECIAL MEETING” is incorporated herein by reference.

ITEM 13.  FINANCIAL STATEMENTS.

(a)     The financial information in Liberate’s Annual Report on Form 10-K for the year ended May 31, 2004 and Liberate’s Quarterly Report on Form 10-Q for the quarter ended February 28, 2005 is incorporated herein by reference.  The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Selected Financial Information — Summary Historical Financial Information” and “WHERE YOU CAN FIND MORE INFORMATION” is incorporated herein by reference.

(b)     The information set forth in the Proxy Statement under “SUMMARY TERM SHEET — Selected Financial Information — Unaudited Pro Forma Financial Information,” and the information set forth in Annex C to the Proxy Statement, is incorporated herein by reference.

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)-(b)     The information set forth in the Proxy Statement under “QUESTIONS AND ANSWERS ABOUT THE REVERSE/FORWARD STOCK SPLIT AND THE SPECIAL MEETING —  25.  WHO WILL BEAR THE COSTS OF SOLICITATION” and “SPECIAL FACTORS — Sources of Funds” is incorporated herein by reference.

ITEM 15.   ADDITIONAL INFORMATION.

The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16.  EXHIBITS.

(a)(1)	Preliminary Proxy Statement of Liberate (incorporated herein by reference to Liberate’s Schedule 14A filed with the Securities and Exchange Commission on June 23, 2005).
(a)(2)	Presentation dated June 15, 2005 by Duff & Phelps, LLC to the Board of Directors of Liberate Technologies
(b)	Not applicable.
(c)

Fair Value Opinion of Duff & Phelps, LLC, dated as of June 15, 2005 (incorporated herein by reference to Annex B to Liberate’s Schedule 14A filed with the Securities and Exchange Commission on June 23, 2005).

(d)

Stockholder Voting Agreement, dated as of April 15, 2005, by and among SeaChange International, Inc., David Lockwood and Lockwood Fund LLC (incorporated herein by reference to Annex B to Liberate’s Schedule 14A filed with the Securities and Exchange Commission on June 10, 2005).

(f)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2005

LIBERATE TECHNOLOGIES

	By:	/s/ Gregory S. Wood
Gregory S. Wood
Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Preliminary Proxy Statement of Liberate (incorporated herein by reference to Liberate’s Schedule 14A filed with the Securities and Exchange Commission on June 23, 2005).
(a)(2)	Presentation dated June 15, 2005 by Duff & Phelps, LLC to the Board of Directors of Liberate Technologies.
(b)	Not applicable.
(c)

Fair Value Opinion of Duff & Phelps, LLC, dated as of June 15, 2005 (incorporated herein by reference to Annex B to Liberate’s Schedule 14A filed with the Securities and Exchange Commission on June 23, 2005).

(d)

Stockholder Voting Agreement, dated as of April 15, 2005, by and among SeaChange International, Inc., David Lockwood and Lockwood Fund LLC (incorporated herein by reference to Annex B to Liberate’s Schedule 14A filed with the Securities and Exchange Commission on June 10, 2005).

(f)	Not applicable.